Integrated finance company
NICHIEI CO., LTD.

File Number: 82-4664

May 2 , 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

Nichiei Co., Ltd. (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

NICHIEI CO., LTD.

By: [signature]
AKIRA SUZUKI
DIRECTOR AND HEAD OF
CORPORATE PLANNING GROUP

dlw 5/29

Head Office: 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto 600 Japan
Tel: (075) 321-6161 Fax: (075) 311-5213

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Share Certificate of One's Own

The Report on State of Purchase of Share Certificate of One's Own prepared in accordance with section 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau, the Tokyo Stock Exchange and the Osaka Securities Exchange on May 2, 2002.

Integrated finance company
NICHIEI CO., LTD.

File Number: 82-4664

April 30th , 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

Nichiei Co., Ltd. (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

NICHIEI CO., LTD.

By: AKIRA SUZUKI
DIRECTOR AND HEAD OF
CORPORATE PLANNING GROUP

Head Office : 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto 600 Japan
Tel : (075) 321-6161 Fax : (075) 311-5213

File Number: 82-4664

02 MAY 29 AM 11:5

(English Translation)

March 22, 2002

To whom it may concern:

60, Nakamachi Shichijo-goshonouchi
Shimogyo-ku, Kyoto, Japan
Nichiei Co., Ltd.
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Norio Chihara
Managing Director and Public
Relations Manager
Tel.: (075) 321-6161

Announcement of Purchase and Completion of
Acquisition by the Company of its Own Shares through Market

We hereby announce that the Company has conducted the purchase of its own shares through market for cancellation of shares by using profit as described below, pursuant to the provisions of Article 3 of the former Law for Special Exceptions to the Commercial Code concerning Procedures for Cancellation of Shares, which provisions are applied in accordance with Paragraph 4, Article 3 of the Supplementary Provision to the Law Amending etc. a Part of the Commercial Code, etc. (Law No. 79 of 2001). We also announce that, as a result of this purchase, the Company has completed the purchase of all of its own shares through market as determined by the resolution of the board of directors of the Company on July 23, 2001.

1. Purchase period:

   March 1, 2002 to March 8, 2002

2. Number of shares purchased:

   87,600 shares

3. Aggregate amount of acquisition price:

   ¥78,433,300

4. Method of purchase:

Purchase at the Osaka Securities Exchange

(For Reference)

I. Cumulative Total of Shares Purchased up to March 8

1. Number of shares purchased:

1,766,200 shares

2. Aggregate amount of acquisition price:

¥1,631,331,200

II. Description of Acquisition by the Company of its Own Shares resolved at the Meeting of the Board of Directors held on July 23, 2001

1. Kind of shares to be acquired:

shares of common stock

2. Aggregate number of shares to be acquired:

2,500,000 shares (maximum)

3. Aggregate amount of acquisition price of shares:

¥3,000,000,000 (maximum)

III.

1. Aggregate number of shares authorized to be purchased and canceled as provided by the Company's Articles of Incorporation:

6,000,000 shares

2. Aggregate number of shares acquired to date from June 29, 2000, the day such provision was established in the Company's Articles of Incorporation:

3,285,400 shares

File Number: 82-4664

(English Translation)

March 22, 2002

To whom it may concern:

60, Nakamachi Shichijo-goshonouchi
Shimogyo-ku, Kyoto, Japan
Nichiei Co., Ltd.
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and General Manager of
Management Planning Division
Tel.: (075) 321-6161

Announcement concerning Revaluation of Commercial Land

We hereby announce that the Company has resolved at the meeting of the board of directors on March 22, 2002, to conduct a revaluation of commercial land pursuant to the Law concerning Revaluation of Land, as follows:

1. Effective Date of Revaluation

March 31, 2002

2. Reason for Revaluation

In order to correct the price divergence between the book value and actual value of the commercial land owned by the Company and to make appropriate evaluation of assets.

3. Method of Revaluation

Calculation based on the assessed value of fixed assets prescribed in paragraph 3, Article 2 of the Enforcement Regulations of the Law concerning Revaluation of Land, subject to reasonable adjustment.

4. Revaluation Excess Amount, etc.

Assets:

Book value before revaluation:	approximately 30.2 billion yen
Book value after revaluation:	approximately 9.3 billion yen
(Revaluation excess:	approximately -20.9 billion yen)

Stockholder's Equity:

Revaluation excess amount:	approximately -20.9 billion yen

5. Effects on Business Results

Such revaluation of land will not affect the profit and loss of the Company.

File Number: 82-4664

(English Translation)

March 22, 2002

To whom it may concern:

60, Nakamachi Shichijo-goshonouchi
Shimogyo-ku, Kyoto, Japan
Nichiei Co., Ltd.
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and General Manager of
Management Planning Division
Tel.: (075) 321-6161

Announcement of Amendment to Forecast of
Business Results and Forecast of Dividends for the Year Ending March 31, 2002

1. The forecast of business results for the year ending March 31, 2002 (April 1, 2001 through March 31, 2002) which was issued at the time of the announcement of settlement of interim accounts on November 22, 2001, is hereby amended as follows, based upon trends of recent business results:

(1) Amendment to Forecast of Business Results for the Year ending March 31, 2002 (April 1, 2001 through March 31, 2002)

(Consolidated)

(Units: millions of yen)

	Operating Income	Ordinary Profit	Net Income
Forecast (A)	50,000	9,000	2,000
Amended forecast (B)	46,000	5,000	300
Amount of increase/decrease (B-A)	-4,000	-4,000	-1,700
Percentage of increase/decrease (%)	-8.0	-44.4	-85.0
Actual results for comparable period of prior year (year ending March 31, 2001)	62,769	-37,919	-39,896

(Non-Consolidated)

(Units: millions of yen)

	Operating Income	Ordinary Profit	Net Income
Forecast (A)	40,000	9,000	1,500
Amended forecast (B)	36,000	6,000	-5,500
Amount of increase/decrease (B-A)	-4,000	-3,000	-7,000
Percentage of increase/decrease (%)	-10.0	-33.3	-466.7
Actual results for comparable period of prior year (year ended March 31, 2001)	49,498	-5,975	-36,164

(2) Reasons for Amendment of Business Results (for both Consolidated and Non-Consolidated)

Taking into consideration the financial difficulties faced by small-sized companies due to further deterioration in the market environment seen in the second half of this fiscal year, the Company tried to diversify risks by making loans in smaller amounts and shorter periods, and to strengthen its examination and administration. As a result, the plan for operating loan balance was not achieved and the interest receivable, etc.,

declined compared with the forecast, and operating income, ordinary profit and net income will also be below forecast.

In order to respond to such harsh environment, the Company has established a business strategy development division and is engaged in development of new products.

2. Taking into account such amendment to forecast of business results, the forecast of annual dividends issued at the time of the announcement of settlement of interim accounts on November 22, 2001, is hereby amended as follows:

	Year-end	Annual
Forecast	15.00 yen	15.00 yen
Amended forecast	12.50 yen	12.50 yen
(For reference) year ending March 31, 2001	10.00 yen	10.00 yen

File Number: 82-4664

(English Translation)

March 22, 2002

To whom it may concern:

60, Nakamachi Shichijo-goshonouchi
Shimogyo-ku, Kyoto, Japan
Nichiei Co., Ltd.
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and General Manager of
Management Planning Division
Tel.: (075) 321-6161

Announcement concerning Abandonment of Debts in Consolidated Subsidiaries

We hereby announce that the Company has resolved at its meeting of the board of directors held on March 22, 2002, to abandon its debts to Nihonshinyouhoshou Corporation, a consolidated subsidiary, as follows:

1. Outline of Nihonshinyouhoshou Corporation

Location:	659, Nishiki Horikawamachi, Nishikikoji kudaru, Horikawa-dori, Nakagyo-ku, Kyoto
Representative:	Kazuo Murakami, President and Director
Capital:	1.5 billion yen
Business:	Credit guarantee business

2. Background and Details of Abandonment of Debts

Since its establishment, Nihonshinyouhoshou Corporation, a consolidated subsidiary, has been conducting credit guarantee business which supplements the creditworthiness of the medium and small-sized companies, which are the Company's customers. However, business results deteriorated affected by debt collection falling considerably behind due to increase of

surety obligation, and by revenues from guarantee charge decreasing due to decrease in handling amounts and Nihonshinyouhoshou Corporation is now in a state of capital deficit. Amid such conditions, an immediate financial reorganization of Nihonshinyouhoshou Corporation has been essential to the Company, and after considering the request for support for the management reorganization plan drawn up by Nihonshinyouhoshou Corporation, the Company has resolved to abandon a part of the debts (loans) as follows:

(1)	Amount of debts (loans) to be abandoned:	50.0 billion yen
(2)	Effective date of abandonment of debts:	Expected to be Friday, March 29, 2002

3. Amount of Profit and Loss Affected by Such Event

The Company has already appropriated 61,646 million yen as the reserve for loss in affiliated companies during the year ended March 31, 2001 (32nd fiscal year) in order to provide against support, etc. for reorganization to Nihonshinyouhoshou Corporation, which has been in a state of capital deficit. Therefore, the forecast of business results for the year ending March 31, 2002 (consolidated and non-consolidated) will not be affected even if the above loans are abandoned.